Exhibit 99.1

BIGLARI CAPITAL CORP.

17802 IH 10 West, Suite 400

SAN ANTONIO, TEXAS 78257

TELEPHONE (210) 344-3400

FAX (210) 344-3411

SARDAR BIGLARI, CHAIRMAN

September 15, 2020

Dear Fellow Cracker Barrel Shareholders:

We are one of the largest and longest-standing shareholders of Cracker Barrel Old Country Store, Inc., with an ownership of 2,055,141 shares, representing approximately 8.7% of the company’s outstanding shares.

Since the beginning of our involvement nearly a decade ago, we have had a positive impact on Cracker Barrel, one that led to a change in the executive suite, an overhaul of the company’s board of directors, an increase in the dividend payout ratio (from 24% to 87%), a reduction in low-returning new store openings, and the launch of a licensing business. (You can access all of our letters to management and shareholders on our website, www.enhancecrackerbarrel.com.)

In recent years, however, the board and management have become emboldened to undertake major money-losing projects that not only defy sound reason but are also unrelated to Cracker Barrel’s core business. Plainly, what exactly is Cracker Barrel’s strategy? Shareholders have not been provided the rationale or the data behind the company’s capital allocation decision-making, particularly as it concerns its investment in Punch Bowl Social. The board’s continued failure to concentrate on the core business, or to provide pertinent financial and operating data to its shareholders, has left us with no option but to turn to you, the owners of the company, for support in pursuing board representation at the company’s next annual meeting. Our board representation would benefit all shareholders by keeping management focused, by mandating the disclosure of relevant financial data, and by assisting in the oversight of the company’s capital allocation. Board members and executives come and go, but we are still here, and our investment remains substantial.

By way of background, on July 18, 2019, Cracker Barrel entered into a transaction with Punch Bowl Social, a venture capital project primarily serving alcoholic beverages, which lacks any resemblance to the company’s country-cooking family dining business. Within eight months of finalizing the transaction, shareholders lost a staggering $133 million, representing an investment loss of 100%. Cracker Barrel’s investment in an unproven bar concept will go down as one of the worst business blunders in the annals of restaurant history.

Not only did we question the investment by delivering a books and records request to the company on October 31, 2019, but we were also shocked by the panic exit from Punch Bowl Social during the market disruptions in March of this year. There was no sound justification for abandoning the investment within days of the passage of the CARES Act. The board and management demonstrated a profound lack of judgment by approving the Punch Bowl Social acquisition and then exiting at the most inopportune time — when the business world was frozen. Thus, we are concerned not only with the questionable investments management is making — with the board’s approval — but also with how it is handling those investments once they have been made.

Shareholders can and should expect the board to be transparent about how and why such decisions were reached. If Punch Bowl Social was such a great deal for shareholders, why were we never given financial particulars, such as total revenues and earnings? What is especially unclear is how the board evaluated Punch Bowl Social. Did board members simply rubber-stamp CEO Sandy Cochran’s wishes?

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Because of the company’s egregious decisions with Punch Bowl Social, we have requested that all relevant information be released to shareholders, including the information specified in the aforementioned October letter. We have also questioned the financial performance of the Cracker Barrel stores that opened under Ms. Cochran’s watch. We suspect she and the board cannot defend those investments either, and believe they are hiding behind the performance of the legacy units that predate her and the current board.

Cracker Barrel is one of the best concepts ever created in the restaurant industry. We believe Ms. Cochran and the current board do not fully appreciate its potential. If they did, all energies would be dedicated to this great American brand, rather than diverted into money-losing ventures like a bar concept. Clearly, Ms. Cochran and the other directors have no experience in venture capital projects. After all, the private equity firm that sold Punch Bowl Social to the company was able to unload its mistake at a profit — but at the expense of Cracker Barrel shareholders.

It is unconscionable that an astonishing 50% of Cracker Barrel’s 2019 pre-tax earnings were destroyed by this single investment. Although we place blame on Ms. Cochran for the misguided investment, the real culprit is the board, for approving an absurd purchase. The board may seek cover by replacing Ms. Cochran over this dreadful acquisition, but the ruinous behavior falls on the board itself for supporting the purchase of a risky, unproven bar business unrelated to Cracker Barrel’s successful brand.

We have attempted on multiple occasions to reach an amicable resolution with Cracker Barrel leadership. The time has come for the years-long stonewalling to end. We are resolved to obtain representation on the board in order to improve capital allocation, and in so doing to augment the value of the Company for the benefit of all shareholders.

I am determined to nominate a director candidate with a restaurant and capital allocation background for election to the board at the company’s next annual meeting in order to: (1) bring discipline to the company’s capital allocation; (2) focus the board and management on the Cracker Barrel brand; (3) reject all egregious acquisitions or investments; (4) disclose to shareholders the returns on capital deployed on new stores opened in the past decade; and (5) return capital to shareholders through dividends and/or share repurchases.

To that end, I presented to the Cracker Barrel board a director nominee, Raymond P. Barbrick, President and Co-Chief Executive Officer of The Briad Group, a hospitality company operating franchises of both restaurants and hotels. Despite Mr. Barbrick’s obvious qualifications, the company has rejected him as a board member. Thus, we now turn to you, the stockholders, to support us in our demand. Our nominee will represent ownership judiciously by concentrating on the five critical priorities outlined above in an effort to enhance Cracker Barrel’s value for all.

Sincerely,

/s/ Sardar Biglari

Sardar Biglari

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